SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February
28, 2003
MERANT plc
(Translation of
Registrant's Name Into
English)
Abbey View, Everard Close,
St. Albans, Herts England
Al1 2PS (Address of
Principal Executive
Offices)


(Indicate by check mark whether
the registrant files or
will file annual reports under
cover of Form 20-F or
Form 40-F.)
Form 20-F   X


Form 40-F _____
-------
(Indicate by check mark whether the
registrant by furnishing the
information contained in this form is
also


thereby furnishing the information to
the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act
of 1934.)
Yes   X	                           No
_____
-------
(If "Yes" is marked, indicate below the
file
number
assigned to the registrant in connection with
Rule 12g3-2 (b): 82-795.)
LONDON STOCK EXCHANGE
ANNOUNCEMENT
For further information please contact:

Merant
Gerald Perkel
Chief Executive Officer
+1 (503) 617 2735
Gerry.Perkel@merant.co
m
Merant
Scott Hildebrandt
Chief Financial Officer
+1 (503) 617 2401
Scott.Hildebrandt@merant.co
m
Financial Dynamics
Harriet Keen,
Emma Rutherford
+44 (0) 20 7831 3113


Merant Directing Trustee to Purchase 4.3 Million
 Company Shares
Purchase to provide shares for employee benefits programs administered under Merant Trust Programs

St. ALBANS, UK and HILLSBORO, OREGON, US ?
 27 February 2003 - Merant (London Stock Exchange (LSE):
 MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software and services for managing code, content and other business-critical assets, announced today that, based on the approval of the Merant Board of Directors, it is directing Merant Trustees Limited, the trustee of Merant?s 1994 Employee Benefit Trust and 2003 Employee Benefit Trust, to commence the purchase of up to approximately 4.3 million ordinary shares (equating to approximately 4.2% of the Company's currently issued share capital) for use under Merant?s 1999 Employee
Share Purchase Plan and 2003 Share Incentive Plan administered through such trusts. The specific periodic amounts purchased, timing, price to be paid and method of purchase shall be at the discretion of the trustee, subject to certain restrictions and price conditions imposed by Merant. These periodic purchases are expected to be funded out of the existing cash resources of Meran
t group companies. The company is directing the trustee to initiate purchases beginning March 4, 2003.

About Merant

Merant?s software and services give companies the most flexible control of code, content and workflow, enabling them to better view, track, protect and re-use these business-critical assets. More than 90 of the Fortune 100 rely on Merant?s cost-effective solutions to automate business processes, significantly boosting productivity, visibility and overall ROI. For more information, please visit www.merant.com.


Additional Information:
NONE
END
SIGNATURES
Pursuant to the requirements of
the
Securities Exchange
Act of 1934, the registrant has
duly
caused this report to
be signed on its behalf by the
undersigned, thereunto duly
authorized.
MERANT plc
(Registrant)
Date:  February 28, 2003


By: /s/ Stephen Going

--------------------------
------------
Stephen Going
	Vice
President & General
Counsel